UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Affinity Mediaworks Corp.

(Name of Issuer)

Common Stock and Series A Preferred Stock (Voting Shares)

(Title of Class of Securities)

00829N306 (Common Stock)

(CUSIP Number)

Eric Stoffers
Chief Executive Officers and President
Affinity Mediaworks Corp.
34225 N. 27th Drive Building 5, Phoenix, Arizona 85058

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00829N306 (Common Stock)

1. Names of Reporting Persons.

American Realty Partners, LLC

I.R.S. Identification Nos. of above persons (entities only).

46-3613245

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

WC - Working Capital of American Realty Partners, LLC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

Arizona

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power - 58,809.68 shares with Common Stock and 500,000,000 shares with Series A Preferred Stock (see Item 4 and Item 5)

8. Shared Voting Power

9. Sole Dispositive Power - 58,809.68 shares with Common Stock and 500,000,000 shares with Series A Preferred Stock (see Item 4 and Item 5)

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

58,809.68 shares of Common Stock and 20,000 shares of Series A Preferred Stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

50.8% of Common Stock and 100% of Series A Preferred Stock (See Item 4 and Item 5)

14. Type of Reporting Person (See Instructions)

OO - Limited Liability Company

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Affinity Mediaworks Corp., a Nevada corporation (the "Company"), whose principal executive offices at the time of the acquisition necessitating the disclosures herein was 5460 Lake Road in Tully, New York 13159.

Item 2. Identity and Background

This statement is filed by American Realty Partners, LLC, an Arizona limited liability company doing business at 34225 N. 27th Drive Building 5 in Phoenix, Arizona 85058 ("American Realty"). The Manager of American Realty is Performance Realty Management, LLC, an Arizona limited liability company doing business at 34225 N. 27th Drive Building 5 in Phoenix, Arizona 85058 ("Performance Realty"). The principal business of American Realty is the acquisition, renovation, leasing, and management primarily single-family residential properties, and engage in such other activities as are reasonably incidental to the foregoing. More specifically, American Realty engages in the business of purchasing real estate for the purpose of making cosmetic changes, repairs, and other enhancements in order to increase the value of the properties, and then rent such property to tenants.

The sole member of Performance Realty is Sean Zarinegar. Eric Stoffers and Bill Deegan are operational executives with American Realty. On February 16, 2015, American Realty, as the majority shareholder of the Company, consented to certain action in lieu of a meeting pursuant to Section I of the Bylaws for the Corporation. American Realty consented to the appointment of Mr. Zarinegar as its sole member of the Board of Directors at this time, and as Chairman of the Board. Mr. Zarinegar brings more than twenty years of experience in operations, evaluation, investment and management of real estate assets and is responsible for new asset origination, evaluation, analysis and due diligence, as well as overall executive direction.

Mr. Zarinegar brings investment experience to the company as well as experience having formed successful business partnerships and has acquired a talented team of experts necessary to support ongoing and future projects and opportunities. Mr. Zarinegar has been an active real estate investor in Arizona, as well as Colorado and Southern California, and has been tasked by the Company in leading efforts to convert the Company into a Real Estate Investment Trust consistent with 26 USC Section 856.

Mr. Zarinegar is focused on maximizing the tremendous opportunity in the Phoenix, Arizona real estate market. With the decades of experience behind him, along with a severely depressed real estate market, the opportunities are abundant. Mr. Zarinegar is subject to consent cease and desist orders issued by the Kansas Securities Commission and Alabama Securities Commission. Mr. Zarinegar's compensation as the Chairman of the Board is to be determined at a later date. Mr. Zarinegar's business address is 34225 N. 27th Drive Building 5 in Phoenix, Arizona 85058. Mr. Zarinegar is a citizen of the United States of America.

The Board of Directors appointed Mr. Stoffers as Chief Executive Officer and President, Mr. Deegan as Chief Financial Officer and Treasurer, and Joanna Kirby as Secretary.

Eric Stoffers has fifteen years of experience across the spectrum of real estate, including sales, recapitalization, dispositions, acquisitions, and development. Mr. Stoffers was responsible for outsourcing acquisitions of commercial properties internationally for several companies including GIOSTAR for the DevelopCabo.com project. He was also at the forefront of expansion with the emerging company NASDAQ: (PFCB), both as General Manager and in business development where he opened sixteen new locations in two years, giving him the incredible knowledge that led him to open his own real estate investment company in 2006, after finding personal real estate investment success in 2004. Mr. Stoffers holds a degree in Small Business Administration and Hotel Restaurant Management from Northern Arizona University. He is a licensed Real Estate Agent in the state of Arizona. The Company is in the process of negotiating terms of compensation with Mr. Stoffers. Mr. Stoffers' business address is 34225 N. 27th Drive Building 5 in Phoenix, Arizona 85058. Mr. Stoffers is a citizen of the United States of America.

Bill Deegan brings more than thirty years of real estate development, accounting, finance and sales experience to the Corporation. Mr. Deegan served as Senior Vice President of a major public authority in New York State with more than $2 billion in real estate assets. In the private sector he participated in the development of single-family and resort properties in Central America, was involved in the syndication and distribution of real estate limited partnerships and real estate investment trusts with Merrill Lynch and Smith Barney, and has consulted with Performance Realty Management on the implementation of business strategies designed to enhance shareholder value. The Company is in the process of negotiating terms of compensation with Mr. Deegan. Mr. Deegan's business address is 34225 N. 27th Drive Building 5 in Phoenix, Arizona 85058. Mr. Deegan is a citizen of the United States of America.

Joanna Kirby has more than ten years' experience in the corporate world. She started her corporate career working events for Washington & Lee University, including events for Virginia Military Institute, the Marine Corps, Washington & Lee University Law School, and many other high-end private events. She continued her career by moving into culinary school at The Art Institute of Salt Lake City. The Corporation is in the process of negotiating terms of compensation with Ms. Kirby. Ms. Kirby's business address is 34225 N. 27th Drive Building 5 in Phoenix, Arizona 85058. Ms. Kirby is a citizen of the United States of America.

Other than disclosed above, during the last five years, neither American Realty nor Performance Realty has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

American Realty used cash to purchase the Common Stock and the Series A Preferred Stock.

Item 4. Purpose of Transaction

On February 16, 2015, American Realty consented in writing to a resolution appointing Sean Zarinegar as the sole member of the Board of Directors of Affinity. The Board of Directors intends on adding additional independent directors in the near future with experience in Real Estate Investment Trusts under 26 USC Section 856.

The resolutions also included the amendment of Affinity's Certificate of Incorporation changing the name of the corporation to American Housing Income Trust, Inc. Since this resolution, however, the Board of Directors has elected to look at converting the entity from a Nevada corporation to a Maryland corporation for purposes of taking advantage of Maryland's REIT statute and related laws. The Company also intends on implementing an Employee Stock Option Plan and Board of Directors Incentive Plan as part of the structuring of the entity. Notwithstanding the eventual course of restructuring, the intent of the Company is to take any and all necessary action to effectuate a restructuring of American Realty and the Company through a reorganization under Internal Revenue Code Section 368(a)(1)(B), i.e. a units-for-stock exchange, and conveyance of real property assets into a wholly-owned subsidiary of the Company for purposes of operating a Real Estate Investment Trust under 26 USC Section 856 ("REIT").

American Realty is seeking approval from the majority of the members of American Realty to agree to a reorganization under Internal Revenue Code Section 368(a)(1)(B). American Realty and Performance Realty are of the opinion that this reorganization will allow all members to take advantage of the benefits associated with having ownership in a REIT vehicle. At this time, based on current information gathered, the Board of Directors for the Company is of the opinion that the proper ratio associated with the swap would be based on each member's percentage of units held in American Realty factoring in the Common Stock, plus a total of 5,000,000 shares of restricted common stock in the Company (i.e. 5,058,809.68). In addition, at the time of the restructuring, American Realty intends on exercising the conversion rights under the Series A Preferred Shares of the Company converting its preferred stock to common stock, and then issuing that common stock to the members of American Realty on a pro rata basis.

The Company intends on maintaining the same business philosophy and practices as American Realty. The Company intends on acquiring, renovating, leasing, and managing primarily single-family residential properties, and to engage in such other activities as are reasonably incidental to the foregoing. More specifically, the Company intends on engaging in the business of purchasing real estate for the purpose of making cosmetic changes, repairs, and other enhancements in order to increase the value of the properties, and then rent such property to tenants. The Company intends on renting each property for a period of 12 months from acquisition and then resell the property. However, the occurrence of unforeseen events (e.g., a robust rental market or a weak resale market) may cause the Company to adjust its rental and resale strategies. At this time, the Company does not intend on acquiring commercial or industrial properties.

The Company intends on acquiring residential properties primarily through foreclosure sales, bank owned real estate, purchase transactions constituting a short sale (a transaction where the purchase price is less than the secured indebtedness on the property), distressed sale transactions, and, in some circumstances, wholesale transactions. The number of residential properties that may be available from all of the foregoing sources will vary from time to time, depending on numerous factors including, without limitation, trends in delinquent mortgages and foreclosure sales in a given area, extent to which banks may or may not aggressively seek to sell owned real estate (typically acquired through foreclosure on a delinquent mortgage), number of persons seeking to purchase distressed properties, trends impacting values of residential properties, and other factors beyond the control of the Company.

At this time, the Company's goal is to purchase real property primarily in the western United States (including without limitation Phoenix, Las Vegas, Tucson, and California) at or below the target purchase price of $200,000 (which amount is intended to include completion costs of any repairs and/or other enhancements). Although the Company will strive to meet this goal, it may, however, on occasion, purchase real property with a total purchase price in excess of $200,000. If the Board of Directors decides that any markets outside of the aforementioned markets present an opportunity to purchase real property in accordance with the Company's business and purpose, the Board of Directors, in its sole and absolute discretion, may pursue the purchase of real estate in such markets.

The Board of Directors will have complete discretion in the types of residential properties purchased by the Company. Consequently, the common shareholders will be dependent upon the ability of the Board of Directors to select residential properties that have the most potential to generate potential profits and can be readily marketed and sold.

The Company intends to use a specific methodology when analyzing each property. This methodology is described in the paragraphs that follow. However, these steps are subject to change and refinement by the Board of Directors as warranted by market conditions and other considerations. The Board of Directors will create a list of potential residential properties. Often this list is based on actual homes being auctioned. The homes are then compared under the following factors:

     A. Potential fair market value and sales price, keeping in mind that:

          i. Each market has a target sales price; and

          ii. The potential sales price is determined by looking at a comparative market analysis detailing:

               a. Homes for sale in the subject area; and

               b. Homes sold in the subject area.

     B. Potential acquisition price, keeping in mind that:

          i. Each property is physically inspected and necessary repairs are estimated; and

          ii. The acquisition price is based on the potential sales price plus expected costs associated with the property.

Qualified properties, as determined by the Board of Directors will then be evaluated and assessed based on the following:

     A. Determining if the house has had any reports of meth use. If the home has such a history, it is automatically rejected.

     B. Performing a lien search to determine what, if any, liens are associated with the property.

If after evaluating a property under the foregoing, the Board of Directors determines that a property is qualified to be acquired, the property is then subjected to a physical inspection by a third party vendor making, at a minimum, an external inspection of the property. Among the matters which will be considered in conducting the physical inspection are:

     A. Is the property occupied? If the property is occupied, an agreement between the Company and the current tenant must be reached as to vacating the property and other pertinent considerations in order to continue further with such property.

     B. What is the condition of the property?

     C. Are there any major structural concerns with the property? Major structural concerns are automatic cause for rejection of a property.

     D. Does the property have curb appeal? If a property does not have curb appeal, what would it take to make the property have curb appeal?

     E. Is the floor plan desirable and functional?

     F. The extent of any water damage, costs associated with cosmetic enhancements which may be necessary, and other similar factors.

Once the property is acquired, then a detailed plan of action will be put into place regarding the improvement and sale of the property. These project management plans include timelines, order of events and inspections of repairs. All federal and local building codes will be followed. In addition, building permits will be obtained whenever required.

Each potential tenant will be evaluated on a case-by-case basis by the Board of Directors or a subcommittee thereof. Regardless, at a minimum, all tenants will be subject to credit and criminal background checks. Tenants will be chosen based on their ability to pay rent and a clear background check. At this time, all rental properties will be managed by CORE Performance Realty, LLC.

Since most residential properties the Company anticipates re-selling in the retail arena involve Federal Housing Administration ("FHA") loans, the Company intends to make all repairs in accordance with FHA standards. FHA has shifted from its historical emphasis on the repair of minor property deficiencies and now only requires repairs for those conditions that rise above the level of cosmetic defects or normal wear and tear, and do not affect the safety of the occupants or the security or soundness of the property. Accordingly, the Company will focus on repairs that include, but are not limited to, paint, carpet, flooring, windows, roof, decking, furnace, hot water heater, electric, plumbing, etc. The Company believes that focusing on the foregoing repairs, as necessary, will enhance the likelihood that the renovated property can be resold using an FHA loan which, in the current environment of restricted access to credit, works well for first time buyers because it allows individuals to finance up to 97% of the home loan and helps to keep down payments and closing costs at a minimum.

The provisions of the Stock Purchase Agreements are set forth in full in those documents which are filed or incorporated by reference in Item 7; however, in the interests of conserving resources, the exhibits to the Stock Purchase Agreements have been excluded. To the extent the exhibits need to be reviewed, they are with the Company's books and records. The Stock Purchase Agreements are incorporated herein in their entirety by this reference in response to this Item 4. Subject to any applicable restrictions, American Realty may, from time to time, subject to developments with respect to the Company and market conditions, consider and determine to effect the purchase or sale of shares of the Common Stock or other securities of the Company.

Except as set forth herein, neither American Realty nor Performance Realty have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, neither American Realty nor Performance Realty hold of record any other shares of common stock of the Company.

     (c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by American Realty or Performance Realty, or to the best of their knowledge, any of the individuals identified in Item 2.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, to the best knowledge of American Realty and Performance Realty there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

(10) Stock Purchase Agreement between American Realty, Aquamarine Holdings, LLC and the Company
(11) Stock Purchase Agreement between American Realty, Dunlap Consulting, LLC and the Company
(12) Stock Purchase Agreement between American Realty, Nutmeg State Realty, LLC and the Company
(13) Stock Purchase Agreement between American Realty, Carson Holdings, LLC and the Company
(14) Stock Purchase Agreement between American Realty, Calypso Ventures, LLC and the Company
(15) Stock Purchase Agreement between American Realty, Bengal Holdings, Inc. and the Company
(16) Stock Purchase Agreement between American Realty, Gabon Investments, Inc. and the Company
(17) Stock Purchase Agreement between American Realty, Friction & Heat, LLC and the Company
(18) Stock Purchase Agreement between American Realty, Cortland Communications, LLC and the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Realty Partners, LLC

/s/Sean Zarinegar
Performance Realty Management
Sean Zarinegar
Manager

Date: February 23, 2015

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)